Exhibit 99.7

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of our audit report dated March 24, 2009 (July 28, 2009 as to the effects of the restatement discussed in Note 18), on the consolidated balance sheet of Minera Andes Inc. as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2008 which is incorporated by reference in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

Furthermore, we also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-155807), Form S-8 (No. 333-34023), Form S-8 (No. 333-135634) and Form S-3 (No. 333-77663) of Minera Andes Inc., of our report dated July 28, 2009 relating to the consolidated financial statements of Minera Andes Inc., which is incorporated in this Form 40-F.

We were not engaged to audit, review, or apply any procedures to the adjustments as described in Notes 2(a) and 13(h) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Such adjustments were audited by KPMG LLP.

(signed) BDO Canada LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2010